希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com [redacted]

Our Ref : SEC/TW/USSEC/L195-
Your Ref :

08004539

6 August 2008

Exemption No. 82-1617

**BY AIR MAIL**

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

**Hysan Development Company Limited (the "Company"), Exemption No. 82-1617**
**- Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2008**
**- Notice of Closure of Register of Members**

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement and notice dated 5 August 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL



8/28

# Hysan 希慎

# Hysan Development Company Limited

# 希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)*
(Stock Code：00014)

## ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

- **Group turnover up 19.3%**
- **Recurring Underlying Profit up 18.2%**
- **Interim dividend per share up 16.7%**
- **Steady growth in Group investment portfolio to continue into the full year**

**RESULTS**

| | Six months ended 30 June | | |
|---|---|---|---|
| | **2008** | 2007 | Change |
| | ***HK$ million*** | *HK$ million* | % |
| Turnover | **791** | 663 | 19.3 |
| Recurring Underlying Profit[1] | **605** | 512 | 18.2 |
| Underlying Profit[2] | **618** | 584 | 5.8 |
| Statutory Profit[3] | **3,437** | 1,373 | 150.3 |
| | ***HK cents*** | *HK cents* | |
| Earnings per share, based on: | | | |
| Recurring Underlying Profit[1] | **58.30** | 48.54 | 20.1 |
| Underlying Profit[2] | **59.55** | 55.28 | 7.7 |
| Statutory Profit[3] | **331.20** | 130.10 | 154.6 |
| Interim dividend per share | **14.00** | 12.00 | 16.7 |
| | **At 30 June** | At 31 December | |
| | **2008** | 2007 | |
| | ***HK$ million*** | *HK$ million* | |
| Shareholders' funds | **33,982** | 31,652 | 7.4 |
| Adjusted Shareholders' Funds[4] | **37,671** | 35,072 | 7.4 |
| | ***HK$*** | *HK$* | |
| Net assets value per share | **32.65** | 30.51 | 7.0 |
| Adjusted net assets value per share | **36.20** | 33.81 | 7.1 |

*Definitions:*

1. **Recurring Underlying Profit**
This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

2. **Underlying Profit**
This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues of its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

3. **Statutory Profit**
This is the profit attributable to equity holders of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

4. **Adjusted Shareholders' Funds**
This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

## CHAIRMAN'S STATEMENT

**Overview**

Against a background of continuing concerns about the global economy, Hong Kong maintained steady growth during the first half of 2008. This was supported by domestic demand and good employment conditions. The leasing market for Grade A offices stayed active, with rental increases in core districts helped by strong demand. Solid domestic consumption supported retail activities and further increase in retail rents.

**Results**

There were good performances across the Group's property portfolio. Our turnover for the six months ended 30 June 2008 increased by 19.3% to HK$791 million (2007: HK$663 million). Office sector turnover increased by 24.1%, while the retail sector saw a 21.1% increase. Office sector growth reflected substantial rental increase on renewals as well as rent reviews, complemented by lettings to new tenants attracted to our properties. The retail sector benefited from increases in rent including turnover rent contributions.

Our Recurring Underlying Profit increased by 18.2% to HK$605 million (2007: HK$512 million).

As at 30 June 2008, the investment properties of the Group were revalued at HK$38,762 million (31 December 2007: HK$35,711 million). Adjusted Shareholders' Funds stood at HK$37,671 million (31 December 2007: HK$35,072 million).

**Dividends**

Your Directors have declared an interim dividend of HK14.0 cents per share (2007: HK 12.0 cents). The dividend will be payable in cash with a scrip dividend alternative.

**Outlook**

We remain cautiously optimistic about the Hong Kong investment property market. While there are continuing concerns over external risks, the fundamentals of the Hong Kong economy remain sound. Limited supply of Grade A offices in core business districts and healthy employment conditions should further benefit our commercial property portfolio.

**Peter Ting Chang Lee**
*Chairman*

Hong Kong, 5 August 2008

## MANAGEMENT'S DISCUSSION AND ANALYSIS

**Operations Review**

**Turnover** – The Group's turnover for the first half of 2008 was HK$791 million, being HK$128 million or 19.3% higher than that in the corresponding period in 2007 (2007: HK$663 million). The Group continued to enjoy good performances across all three leasing sectors in which it operated.

***Office Sector*** – There was good growth in the office sector rental revenue during the period, with revenue increased by 24.1% to HK$335 million (2007: HK$270 million). The growth reflected substantial rental increase on renewals, as well as rent reviews, complemented by lettings to new tenants attracted to our properties. The sector's occupancy as at 30 June 2008 was 98.3% (30 June 2007: 93.7%).

***Retail Sector*** – Domestic consumptions maintained the strength of retail sales growth, which in turn supported the rise in retail rental rates. Overall retail sector revenue in the first half of 2008 was HK$299 million, representing a 21.1% rental revenue growth as compared to 2007 (2007: HK$247 million). Within our portfolio, increases in rent, including turnover rent, contributed to the growth in our retail rental income. Retail sector's occupancy, as at 30 June 2008 was 97.5% (30 June 2007: 95.6%).

***Residential Sector*** – Demand for luxury residential properties remained steady. Residential sector revenue in the first half of 2008 was HK$140 million, with period-on-period growth of 8.5% (2007: HK$129 million). The growth was attributable to higher rental rate achieved during the period. This sector's occupancy, as at 30 June 2008 was 91.0% (30 June 2007: 92.1%).

**Property Expenses** – Property expenses to turnover ratio improved from 14.2% to 12.4% against the same period in 2007. The improvement reflected both the increase in the turnover, as well as a relatively smaller increase in the cost of providing property services directly associated with the daily operations of our investment properties. Total property expenses increased slightly by HK$4 million or 4.3% to HK$98 million (2007: HK$94 million).

**Investment Income** – Investment income, mainly comprised dividend income and interest income, amounted to HK$33 million (2007: HK$42 million). The decrease of HK$9 million mainly reflected a lower interest environment.

**Other Gains and Losses** – Other gains and losses mainly comprised net realised gain on disposal of available-for-sale investments, and mark-to-market movements of financial instruments. The Group enters into derivative instruments from time to time to manage volatilities and the pricing risks of its financial assets and liabilities. The net gain of HK$84 million (2007: HK$122 million) recognised in the consolidated income statement mainly represented the aggregate of both realised and mark-to-market fair value movements of these financial instruments.

**Administrative Expenses** – Administrative expenses increased from HK$52 million in 2007 to HK$62 million principally due to the timing difference in recognition of expenses.

**Finance Costs** – Finance costs decreased by 12.9% to HK$74 million (2007: HK$85 million), mainly due to lower interest rate in the first half of 2008. The Group's weighted average borrowing costs for the period was 4.7%, a drop from 5.4% in the first half of 2007 and 5.6% for 2007 full year.

**Change in Fair Value of Investment Properties** – The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard 40. As at 30 June 2008, the investment properties of the Group were revalued at HK$38,762 million (31 December 2007: HK$35,711 million) by an independent professional valuer. This reflected a further increase in rentals of the Group's existing investment properties portfolio and a higher realisable value on Hennessy Centre redevelopment. Excluding additions, fair value gains on investment properties of HK$2,995 million (2007: HK$795 million) were recognised in the consolidated income statement during the period.

**Share of Results of Associates** – The Group's share of results of associates increased by 29.9% to HK$339 million (2007: HK$261 million). The increase in the share of profit of associates was mainly attributable to the increase in fair value gain, as well as positive rental growth at the Shanghai Grand Gateway project (24.7% ownership). The 2007 comparative figure included contributions from the Singapore Amaryllis Ville project (25.0% ownership). All remaining units in this Singapore residential project were sold in 2007.

**Taxation** – Tax provision for the period increased by HK$163 million to HK$369 million (2007: HK$206 million) principally due to increase in deferred tax provision relating to higher revaluation gains on investment properties and a provision for prior year taxation of HK$31 million.

As disclosed in the annual reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions dated back to the 1995/96 year of assessment. Full provisions for the estimated exposure (HK$392 million) plus estimated interest from the end of current period till settlement have been made, taking into consideration professional advice and recent developments. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$210 million will be satisfied out of cash deposits and credit facilities.

Discussions with the IRD to settle the claims within these parameters are still on-going. On the issue of payment of additional penalty amount, the Group has received advice of leading counsel that the Group has a strong case and intends to contest the same vigorously.

**Contingent Liabilities** – There were no significant changes since the publication of the Group's 2007 Annual Report in March 2008.

**Capital Expenditure** – The Group is committed to enhancing the asset value of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$68 million during the period (2007: HK$71 million).

**Financial Policy**

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, access to the debt capital market through Medium Term Note Programme, availability of undrawn committed banking facilities and liquid treasury assets.

**Financial Management** – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; well-managed interest rate profile and minimising foreign exchange exposures arising from borrowings.

**Liquidity** – As at 30 June 2008, the Group's total gross debt level stood at HK$2,927 million (31 December 2007: HK$2,921 million).

The Group's average debt maturity was about 3.5 years (repayable in more than one year but not exceeding two years: HK$620 million, more than two years but not exceeding five years: HK$2,070 million, more than five years: HK$237 million). As at 30 June 2008, bank loan accounted for approximately 24.6% of the Group's total gross borrowing with the remaining 75.4% from capital market financing (31 December 2007: 24.7%:75.3%). The ratio of fixed rate borrowing was approximately 33.9% of the total gross borrowing as at the period end (31 December 2007: 39.9%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$4,100 million were maintained as at 30 June 2008 (31 December 2007: HK$3,600 million).

**Risk Management** – Interest expenses represent a key cost driver to the Group's business. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

In managing its liability, the Group aims to have a minimal mismatch in currency. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. On the investment side, the majority of the foreign exchange exposure relates to the investment in Shanghai project. These foreign exposures, as at 30 June 2008, amounted to the equivalent of HK$1,936 million or 4.4% of the Group's total assets (31 December 2007: 3.9%).

**Financial Ratios** – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 10.0 times for the first half of 2008 (31 December 2007: 7.8 times).

Net debt to equity (defined as borrowings less cash and cash equivalents divided by Adjusted Shareholders' Funds) as at 30 June 2008 was 5.8% (31 December 2007: 6.8%).

**Credit Ratings**, as at 30 June 2008, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

## CONDENSED CONSOLIDATED INCOME STATEMENT

*For the six months ended 30 June 2008*

| | Notes | Six months ended 30 June 2008 HK$ million (unaudited) | 2007 HK$ million (unaudited) |
|---|---|---|---|
| Turnover | 4 | **791** | 663 |
| Property expenses | | **(98)** | (94) |
| Gross profit | | **693** | 569 |
| Investment income | | **33** | 42 |
| Other gains and losses | | **84** | 122 |
| Administrative expenses | | **(62)** | (52) |
| Finance costs | | **(74)** | (85) |
| Change in fair value of investment properties | | **2,995** | 795 |
| Share of results of associates | | **339** | 261 |
| Profit before taxation | | **4,008** | 1,652 |
| Taxation | 5 | **(369)** | (206) |
| Profit for the period | 6 | **3,639** | 1,446 |
| Attributable to: | | | |
| Equity holders of the Company | | **3,437** | 1,373 |
| Minority interests | | **202** | 73 |
| | | **3,639** | 1,446 |
| Dividends | | | |
| Paid | 7 | **498** | 422 |
| Declared | 7 | **146** | 127 |
| Earnings per share (expressed in HK cents) | | | |
| Basic | 8 | **331.20** | 130.10 |
| Diluted | 8 | **331.16** | 129.99 |

## CONDENSED CONSOLIDATED BALANCE SHEET
*At 30 June 2008*

| | At 30 June 2008 HK$ million (unaudited) | At 31 December 2007 HK$ million (audited) |
|---|---|---|
| Non-current assets | | |
| Investment properties | **38,762** | 35,711 |
| Property, plant and equipment | **76** | 73 |
| Prepaid lease payments | **123** | 123 |
| Investments in associates | **1,346** | 1,011 |
| Available-for-sale investments | **1,770** | 2,479 |
| Other financial assets | **173** | 235 |
| Other receivables | **57** | 22 |
| | **42,307** | 39,654 |
| Current assets | | |
| Accounts receivable and other receivables | **121** | 66 |
| Amount due from an associate | **590** | 590 |
| Held for trading investments | **101** | 95 |
| Other financial assets | **1** | 1 |
| Time deposits | **645** | 478 |
| Cash and bank balances | **14** | 6 |
| | **1,472** | 1,236 |
| Current liabilities | | |
| Accounts payable and accruals | **299** | 278 |
| Other financial liabilities | **51** | 40 |
| Rental deposits from tenants | **136** | 124 |
| Amounts due to minority shareholders | **327** | 327 |
| Taxation payable | **333** | 270 |
| | **1,146** | 1,039 |
| Net current assets | **326** | 197 |
| Total assets less current liabilities | **42,633** | 39,851 |
| Non-current liabilities | | |
| Borrowings | **2,847** | 2,861 |
| Other financial liabilities | **22** | 17 |
| Rental deposits from tenants | **248** | 215 |
| Deferred taxation | **4,174** | 3,910 |
| | **7,291** | 7,003 |
| NET ASSETS | **35,342** | 32,848 |
| Capital and reserves | | |
| Share capital | **5,203** | 5,187 |
| Reserves | **28,779** | 26,465 |
| Equity attributable to equity holders of the Company | **33,982** | 31,652 |
| Minority interests | **1,360** | 1,196 |
| TOTAL EQUITY | **35,342** | 32,848 |

Notes:

1. **Independent Review**

The interim results for the six months ended 30 June 2008 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose report on review of interim financial information is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. **Basis of Preparation**

The unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2008 have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the HKICPA.

3. **Principal Accounting Policies**

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies and methods of computation followed in the preparation of the unaudited condensed consolidated financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2008.

| | |
|---|---|
| HK(IFRIC) - Int 11 | HKFRS 2 – Group and Treasury Share Transactions |
| HK(IFRIC) - Int 12 | Service Concession Arrangements |
| HK(IFRIC) - Int 14 | HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

The adoption of these new interpretations had no material effect on the results and financial position of the Group for the current and/or prior accounting periods. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new or revised standards, amendments and interpretations that have been issued but are not yet effective.

| | |
|---|---|
| HKAS 1 (Revised) | Presentation of Financial Statements[1] |
| HKAS 23 (Revised) | Borrowing Cost[1] |
| HKAS 27 (Revised) | Consolidated and Separate Financial Statement[2] |
| HKAS 32 and HKAS 1 (Amendments) | Puttable Financial Instruments and Obligations Arising on Liquidation[1] |
| HKFRS 2 (Amendment) | Vesting Conditions and Cancellations[1] |

| | |
|---|---|
| HKFRS 3 (Revised) | Business Combinations[2] |
| HKFRS 8 | Operating Segments[1] |
| HK(IFRIC) - Int 13 | Customer Loyalty Programmes[3] |

[1] Effective for annual periods beginning on or after 1 January 2009.
[2] Effective for annual periods beginning on or after 1 July 2009.
[3] Effective for annual periods beginning on or after 1 July 2008.

The Directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

## 4. Turnover

Turnover represents gross rental income from investment properties for the period.

The Group's principal activities are property investment, management and development. As the Group currently does not have any active development projects and its turnover and results are principally derived from investment properties located in Hong Kong, no business or geographical segment analysis is presented.

## 5. Taxation

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| Current tax | | |
| Hong Kong profits tax | | |
| - current year | **75** | 60 |
| - overprovision in prior years | **(1)** | - |
| - prior years' tax provision | **31** | - |
| | **105** | 60 |
| Deferred tax | | |
| Change in fair value of investment properties | **494** | 138 |
| Other temporary differences | **(7)** | 8 |
| Attributable to change in tax rate | **(223)** | - |
| | **264** | 146 |
| | **369** | 206 |

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period. In June 2008, the Hong Kong profits tax rate was decreased from 17.5% to 16.5% with effect from the 2008/09 year of assessment. The effect of this decrease has been reflected in the calculation of current and deferred tax balances at 30 June 2008.

As disclosed in the annual reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions dated back to the 1995/96 year of assessment. Full provisions for the estimated exposure (HK$392 million) plus estimated interest from the end of current period till settlement have been made, taking into consideration professional advice and recent developments. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$210 million will be satisfied out of cash deposits and credit facilities.

Discussions with the IRD to settle the claims within these parameters are still on-going. On the issue of payment of additional penalty amount, the Group has received advice of leading counsel that the Group has a strong case and intends to contest the same vigorously.

## 6. Profit For The Period

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| Profit for the period has been arrived at after charging (crediting): | | |
| Depreciation for property, plant and equipment | **3** | 4 |
| Dividends from | | |
| - listed investments | **(26)** | (20) |
| - unlisted investments | **(1)** | - |
| | **(27)** | (20) |
| Gross rental income from investment properties | **(791)** | (663) |
| Less: | | |
| - Direct operating expenses that generated rental income | **96** | 92 |
| - Direct operating expenses that did not generate rental income | **2** | 2 |
| | **(693)** | (569) |
| Interest income | **(6)** | (21) |
| Staff costs, comprising: | | |
| - Directors' emoluments | **9** | 7 |
| - Share-based payments | **1** | 1 |
| - Other staff costs | **58** | 56 |
| | **68** | 64 |
| Share of income tax of an associate (included in share of results of associates) | **120** | 11 |

## 7. Dividends

(a) Dividends recognised as distribution during the period:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| 2007 Final dividend paid – HK48 cents per share | **498** | - |
| 2006 Final dividend paid – HK40 cents per share | | 422 |
| | **498** | 422 |

Scrip dividend alternatives were offered to shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| 2007 final dividend (2006 final dividend): | | |
| Cash payment | **428** | 346 |
| Share alternative | **70** | 76 |
| | **498** | 422 |

(b) Dividend declared after the balance sheet date:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| Interim dividend declared – HK14 cents per share (2007: HK12 cents per share) | **146** | 127 |

The above interim dividends were declared after the balance sheet dates and have not been recognised as liabilities at the respective balance sheet dates.

The declared 2008 interim dividend will be payable in cash with a scrip dividend alternative.

## 8. Earnings per share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

| | Earnings Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | ***HK$ million*** | *HK$ million* |
| | **(unaudited)** | (unaudited) |
| Earnings for the purposes of basic and diluted earnings per share: | | |
| Profit for the period attributable to equity holders of the Company | **3,437** | 1,373 |

| | Number of shares Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| Weighted average number of ordinary shares for the purpose of basic earnings per share | **1,037,748,046** | 1,055,695,990 |
| Effect of dilutive potential ordinary shares: | | |
| Share options issued by the Company | **130,317** | 902,647 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | **1,037,878,363** | 1,056,598,637 |

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the period attributable to the equity holders of the Company should be adjusted in the calculation of basic earnings per share as follows:

| | Six months ended 30 June | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | **Profit** | **Basic earnings per share** | Profit | Basic earnings per share |
| | ***HK$ million*** | ***HK cents*** | *HK$ million* | *HK cents* |
| Profit for the period attributable to equity holders of the Company | **3,437** | **331.20** | 1,373 | 130.10 |
| Gain arising from change in fair value of investment properties | **(2,995)** | | (795) | |
| Effect of deferred taxation on change in fair value of investment properties (included the effect of change in tax rate) | **286** | | 138 | |
| Effect of minority interests' shares | **162** | | 46 | |
| Gain arising from share of change in fair value of investment properties (net of deferred taxation) of an associate | **(272)** | | (178) | |
| Underlying profit attributable to equity holders of the Company | **618** | **59.55** | 584 | 55.28 |
| Prior years' tax provision | **31** | | - | |
| Net realised gain on disposal of available-for-sale investments | **(44)** | | (72) | |
| Recurring underlying profit | **605** | **58.30** | 512 | 48.54 |

The denominators used are the same as those detailed above for basic earnings per share.

**ADDITIONAL INFORMATION**

**Corporate Governance**

The Board of Directors (the "Board") and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

The Company has complied throughout the review period with all the Code Provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility for determining Executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine Executive Director compensation as appropriate. The Board will continue to review this arrangement in light of the needs of the Group. The Company's Corporate Governance Guidelines provide for separate roles of Chairman and Managing Director. Peter Ting Chang Lee serves as the Chairman. An open search is currently underway for a Chief Executive Officer. Further information on the Company's corporate governance practices is available on our website www.hysan.com.hk.

**Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")**

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code throughout the review period.

**Purchases, Sale or Redemption of the Company's Listed Securities**

During the review period, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

**Human Resources Practices**

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2008 was 456. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There have been no material changes in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2007 Annual Report.

**Scrip Dividend Arrangement**

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Monday, 25 August 2008. The scrip dividend alternative is conditional upon the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

## Closure of Register of Members

The register of members will be closed from Tuesday, 19 August 2008 to Thursday, 21 August 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period no transfers of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 18 August 2008. The interim dividend will be paid to shareholders whose names appear on the register of members on Thursday, 21 August 2008 and the payment date will be on or about Friday, 12 September 2008.

On behalf of the Board
**Wendy Wen Yee Yung**
*Executive Director and Company Secretary*

Hong Kong, 5 August 2008

*As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.*

***This interim results announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of the Stock Exchange (www.hkexnews.hk). The Interim Report 2008 containing all the information required by the Listing Rules will be despatched to shareholders and made available on the above websites on or around 29 August 2008.***

Hysan 希慎
Hysan Development Company Limited
希慎興業有限公司
*(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)*
(Stock Code : 00014)

**CLOSURE OF REGISTER OF MEMBERS**

Notice is hereby given pursuant to section 99 of the Companies Ordinance that the register of members of the Company will be closed from Tuesday, 19 August 2008 to Thursday, 21 August 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period no transfers of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Monday, 18 August 2008. The interim dividend will be paid to shareholders whose names appear on the register of members on Thursday, 21 August 2008 and the payment date will be on or about Friday, 12 September 2008.

**Definitions**

Unless the context otherwise requires, capitalised terms used in this notice shall have the following meanings:

| | |
|---|---|
| "Company" | Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability; |
| "Companies Ordinance" | the Companies Ordinance, Chapter 32 of the Laws of Hong Kong; |
| "Directors" | the directors from time to time of the Company; and |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China. |

On behalf of the Board
**Wendy Wen Yee Yung**
*Executive Director and Company Secretary*

Hong Kong, 5 August 2008

*As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.*

*This notice is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).*

Please also refer to the published version of this notice in South China Morning Post – Business.

END